Filed by Metal Management, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Metal Management, Inc.
(Commission File No. 001-33044)
Metal Management, Inc.
325 N. LaSalle Street • Suite 550
Chicago, Illinois 60610
www.mtlm.com
NYSE: MM
METAL MANAGEMENT ANNOUNCES EARLY TERMINATION OF
HART-SCOTT-RODINO ACT WAITING PERIOD
CHICAGO, IL — OCTOBER 30, 2007 - Metal Management, Inc. (NYSE: MM), one of the nation’s largest full service scrap metal recyclers, today announced that it received notification from the Federal Trade Commission of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to Metal Management’s proposed merger with Sims Group Limited. Termination of the waiting period satisfies a condition to closing the merger.
As previously announced on September 24, 2007, Metal Management and Sims Group Limited entered into a definitive agreement to combine the two companies, under which Metal Management stockholders will receive 2.05 Sims American Depositary Receipts for each share of Metal Management. The closing of the merger is subject to approval by Metal Management shareholders as well as other customary closing conditions. The companies expect the transaction will close in the first quarter of calendar 2008.
About Metal Management, Inc.
Metal Management is one of the largest full service metal recyclers in the United States, with 53 recycling facilities in 17 states. For more information about Metal Management, Inc., visit the Company’s website at www.mtlm.com.
Forward Looking Statements
A number of the matters discussed in this press release that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risk and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with the consummation of the merger; approval of the merger by the stockholders of Metal Management and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sims’ and Metal Management’s respective reports filed with the Australian Securities Exchange and the United States Securities and Exchange Commission, including Metal Management’s annual report on Form 10-K for the year ended March 31, 2007 and quarterly report on Form 10-Q for the quarter ended June 30, 2007 as such reports may have been amended. This press release speaks only as of its date, and Metal Management disclaims any duty to update the information herein.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form F-4 will be filed with the SEC. METAL MANAGEMENT SHAREHOLDERS ARE ENCOURAGED TO READ

THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final proxy statement/prospectus will be mailed to shareholders of Metal Management. Investors and security holders will be able to obtain the documents free of charge at the Securities and Exchange Commission’s website, www.sec.gov or from Metal Management Investor Relations at 312-644-8205 or www.mtlm.com.
Participants in Solicitation
Metal Management and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Metal Management’s participants is set forth in the proxy statement dated July 30, 2007 for Metal Management’s 2007 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants in Metal Management in the solicitation of proxies in respect of the merger will be included in the registration statement and proxy statement/prospectus to be filed with the SEC.

Contacts
Analysts & Investors	Media
Robert C. Larry, Chief Financial Officer	Andrew B. Siegel / James H. Golden
Metal Management, Inc.	Joele Frank, Wilkinson Brimmer Katcher
(312) 645-0700	(212) 355-4449